Exhibit (a)(1)(C)

To:	Critical Path, Inc. Optionees

From:	Mark Ferrer, Chief Executive Officer

Date:	June 5, 2006

Re:	Stock Option Exchange Offer

I am pleased to announce a new Critical Path stock option program.

We have granted stock options in the past to retain, motivate and reward you and to align your interests with those of our shareholders. The board is aware that the decline in our share price has put virtually all of the employee, consultant and director options underwater. Consequently we have been looking at ways to realign our option program with the current market situation. Today, we are excited to announce an option exchange program that will give you the opportunity to exchange any options you hold for a new option with an exercise price that will be based on the closing sale price of our common stock on the day immediately prior to the new grant date.

Attached to this email is a PowerPoint which explains in broad terms some of the aspects of the exchange program. We will be holding informational meetings to further explain this program and answer your questions. Tom Quigley or Mike Zukerman will be sending out information on these meetings shortly.

The specific details of this exchange program are included in program documents that will be distributed to you separately. These formal documents, which have been filed with the SEC, contain important information about the program, including a set of questions and answers as well as the election forms required to participate. Please read these materials carefully. In addition, you will be provided with a personal statement summarizing your current option holdings that are eligible for this exchange.

Participation in the option exchange program is voluntary and we make no recommendation as to whether you should elect to exchange your existing options. You must make your own decision regarding participation. Tom Quigley or Mike Zukerman will be available to answer any questions you may have after you have reviewed the material.

The new option program is intended to realign your options with our current market value. It is offered in recognition of the valuable role you have played in repositioning the Company and is expected to better allow you to participate as we work to build value in the company. Thanks for your hard work and dedication.

Mark